                                                                                                        EXHIBIT 12
CENTRAL HUDSON GAS & ELECTRIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                                                         1997
                                                 3 Months    12 Months
                                                   Ended        Ended                     Year Ended December 31,
                                                 March 31     March 31        1996        1995        1994        1993        1992
   Earnings:
A.  Net Income                                   $21,485      $ 55,367      $ 56,082    $ 52,722    $ 50,929    $ 50,390    $ 47,688
B.  Federal Income Tax                            11,973        30,992        31,068      28,687      26,806      27,158      24,363
C.   Earnings before Income Taxes                 33,458        86,359        87,150      81,409      77,735      77,548      72,051
D.  Total Fixed Charges 1                          6,675        26,751        27,231      30,433      32,679      33,820      34,888
E. Total Earnings                                $40,133      $113,110      $114,381    $111,842    $110,414    $111,368    $106,939
   Preferred Dividend Requirements:
F.  Allowance for Preferred Stock
     Dividends Under IRC Sec 247                 $   808      $  3,230      $  3,231    $  4,903    $  5,127    $  5,562    $  5,544
G.  Less Allowable Dividend Deduction                 32           127           127         528         528         528         544
H.  Net Subject to Gross-up                          776         3,103         3,104       4,375       4,599       5,034       5,000
I.  Ratio of Earnings before Income
     Taxes to Net Income (C/A)                     1.557         1.560         1.554       1.544       1.526       1.539       1.511

J.  Pref. Dividend (Pre-tax) (HxI)                 1,208         4,840         4,824       6,755       7,018       7,747       7,555
K.  Plus Allowable Dividend Deduction                 32           127           127         528         528         528         544
L. Preferred Dividend Factor                       1,240         4,967         4,951       7,283       7,546       8,275       8,099

M. Fixed Charges (D)                               6,675        26,751        27,231      30,433      32,679      33,820      34,888
N.  Total Fixed Charges
     and Preferred Dividends                     $ 7,915      $ 31,718      $ 32,182    $ 37,716    $ 40,225    $ 42,095    $ 42,987

O. Ratio of Earnings to Fixed
    Charges (E/D)                                   6.01          4.23          4.20        3.68        3.38        3.29        3.07
P. Ratio of Earnings to Fixed Charges
    and Preferred Dividends (E/N)                   5.07          3.57          3.55        2.97        2.74        2.65        2.49

              1 Includes a portion of rent expense deemed to be representive of the interest factor.